

December 9, 2013

<u>Via E-Mail</u>
Michelle Mercier
President and Chief Executive Officer
Umax Group Corp.
3923 West 6th Street, Ste. 312
Los Angeles, California 90020

> **Re: Umax Group Corp.**
> **Item 4.01 Form 8-K**
> **Filed November 22, 2013**
> **Item 4.01 Form 8-K/A**
> **Filed December 4, 2013**
> **File No. 333-174334**

Dear Ms. Mercier:

We have reviewed your amendment on Form 8-K/A and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 8-K/A Filed December 4, 2013

1. Please amend your Form 8-K to disclose whether during the years ended April 30, 2013 and 2012 and <u>any subsequent interim period through the date of engagement</u> (November 20, 2013) you consulted with Cutler & Co, LLC (Cutler) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Cutler, <u>in either case where written or oral advice provided by Cutler would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues</u> or (iii) any other matter that was the subject of a disagreement between you and your former auditor, or was a

reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

2. Please amend your Form 8-K to provide the disclosure required by Item 304(a)(1)(ii) of Regulation S-K. Specifically, we note that the most recent two years for which Chadwick provided an audit report are the years ended April 30, 2013 and 2012. However, your current disclosure refers to the years ended April 30, 2012 and 2011.

3. When you amend your Form 8-K, please file an updated Exhibit 16 letter indicating whether Chadwick agrees with the disclosures in your amended Form 8-K. This letter should refer to the amended 8-K, not the original 8-K that was filed on November 22, 2013, and it should be dated as of the most recent practicable date. Refer to Item 304(a)(3) of Regulation S-K.

4. Please note that you must respond in writing to the comments in our letter dated November 26, 2013 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T. As previously requested, in connection with responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief